

Warren J. Archer
Licensed to practice in PA

wjarcher@morellalaw.com
(412) 369-9696 x127

June 26, 2014

VIA UPS OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technology, Filer Support
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry Spirgel

> Re: **Strategic Global Investment, Inc.**
> **Offering Statement on Form 1-A**
> **Filed June 5, 2014**
> **File No. 024-10377**

Dear Mr. Spirgel:

This letter is being furnished on behalf of Strategic Global Investments, Inc. (the "*Company*") in response to comments received from the staff of the Division of Corporation Finance (the "*Staff*") of the U.S. Securities and Exchange Commission (the "*Commission*") by letter dated June 3, 2014 to Mr. Andrew Fellner, Chief Executive Officer and Chief Financial Officer of the Company, with respect to the Amendment No. 1 to the Company's Offering Statement on Form 1-A (File No. 024-10377) (the "Amendment No. 1"), which was filed with the Commission on June 5, 2014.

The text of the Staff's comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff's letter. For your convenience, we have also set forth the Company's response to each of the numbered comments immediately below each comment.

In addition, on behalf of the Company, we are also filing today Amendment No. 2 to the Offering Statement (the "Amendment No. 2") which has been revised to reflect the Company's responses to the comments from the Staff. All page numbers in the responses below refer to the Amendment 2, except as otherwise noted. The filing package consists of eight copies of

Amendment No. 2, four of which have been marked to show changes from the Offering Statement. One of the unmarked copies has been manually executed.

1. Based upon the statement of equity, the Company raised $2.798 million in cash from Regulation A offerings during the first quarter of 2014. The current offering is for $1.55 million, and your Item 5 disclosure reveals 2013 sales totaling $650,000. Taken together, these transactions total more than the $5 million limit for Regulation A offerings during the 12-month prior period. Please advise.

Response: Attached as Exhibit A is a chart which sets out the various sales made by the Company under Regulation A during the period starting June 1, 2013, which were not rescinded. The total shows that the Company's transactions during the 12 month prior period permit the Company to sell considerably more than the $1,550,000 which it proposes to sell under the current Form 1-A.

Risk Factors, page 17

Risks Related to the Issuer, page 17

We are reliant on key individuals, page 19

2. Expand this risk factor to highlight the precarious nature of Mr. Fellner's compensation due to the Company's lack of resources.

Response: The Company has expanded the specified Risk Factor as requested. See page 19 of Amendment No. 2.

Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock, page 22

3. We note your response to comment 1 in our prior comment letter dated May 6, 2014. Please include an additional risk factor highlighting the Company's past practice of rescinding past investors' stock purchases due to dilution of their investment. Disclose the Company's reasons for agreeing to such a rescission, and discuss any uncertainty past rescissions have on future capital raising.

Response: The Company has added the requested Risk Factor. See page 24 of Amendment No. 2.

Our Business, page 27

Medical Marijuana Growing, page 30

4. We note the added disclosure in response to comment 4 in our prior comment letter dated May 6, 2014. Please revise the disclosure to county in which Bearpot's facilities are located. State your belief that the number of red card holders is fairly small.

Response: The disclosure has been revised as requested. See pages 32 and 33 of Amendment No. 2.

5. Clarify that red card holders cannot distribute medical marijuana.

Response: The disclosure has been revised as requested. See page 33 of Amendment No. 2.

6. Discuss briefly the reasons why you have no plans to grow or sell marijuana for non-medical purposes. If for example there are specific regulatory hurdles, explain what those are. We also note a press release dated March 5, 2014, in which Andrew Fellner is quoted as saying that he expects that the largest amount of growth for the company during the next 3 to 6 months would be "in the growing and distribution of medical and recreational marijuana." Please disclose in detail the company's position with respect to recreational cannabis.

Response: The disclosure has been revised as requested. See page 33 of Amendment No. 2. In further response to this Comment, the Company notes that the comments made by Mr. Fellner in March of this year with respect to the marijuana growing were made at a time the Company was in the early stages of learning about the business and are clearly forward looking statements. We will put aside that, given the small size of the Company's revenue and lack of income, almost any amount of growth was likely to be "the largest amount of growth" as a mathematical matter. As a practical matter, given the state of flex of regulations in Colorado, which continues today, in March of this year, no one, including Mr. Fellner, could do anything but try to guess what the state of the industry would be in 6 months. That would be clear to any observer. As the Company's information base increased and the uncertainties continued, it became more cautionary in its remarks, including those in its disclosure on the OTC Pink Market and in the current Form 1-A. For these reasons, the Company stands by its disclosure that potential investors should not invest in its shares based on any income potential which might arise in the future from the medical or non-medical marijuana business.

General Financial

7. We note your response to comment no. 6. Please tell us specifically whether or not your acquisition in February 2014 of Bearpot, Inc. was significant under Form 1-A Part

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
June 26, 2014
Page 4

F/S(3)(b), of Regulation A. We note that the acquisition should be compared to the most recent annual consolidated financial statements filed at or prior to the date of acquisition.

Response: The acquisition of Bearpot, Inc. by the Company in February, 2014 was not significant under Form 1-A Part F/S(3)(b) of Regulation A.

Statement of Operations for the Three Months Ended March 31, 2014 and 2013, page 47

8. Pursuant to Regulation A, Form 1-A Part F/S(2), if true, you should state in your filing that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all adjustments are of a normal recurring nature, a statement to that effect should also be made. Otherwise, you should furnish us in a separate letter the supplemental information required under section (2).

Response: The Company has added the requested opinion of management. See page 45 of Amendment No. 2.

Statement of Cash Flows for the Three Months Ended March 31, 2014 and 2013, page 49

9. Please revise your reconciliation of net loss to operating cash flows to include net loss as it is presented on your Statement of Operations.

Response: The reconciliation of net loss to operating cash flows has been revised as requested. See page 50 of Amendment No. 2

Statement of Operations for the Years Ending December 31, 2013 and 2012, page F-19

10. We note your response to comment no. 7. Please provide quantified disclosure of the number of shares and the amount expensed as a result of the issuance of shares to Mr. Fellner, leading to the material increase in Selling, General and Administrative expenses for the year ended December 31, 2013.

Response: The Company has included the requested disclosure. See page F-19 of Amendment No. 2.

Statement of Cash Flows for the Years Ending December 31, 2013 and 2012, page F-21

11. We note your response to comment no. 8 and note that you have not complied with our previous comment. Please revise your reconciliation of net loss to operating cash flows to include net loss as it is presented on your Statement of Operations.

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
June 26, 2014
Page 4

Response: The Company has revised its reconciliation of net loss to operating cash flows as requested. See page F-21 of Amendment No. 2.

<u>Note 4 -- Stockholder's Equity, page F-30</u>

12. We note your response to comment no. 9. Please revise your footnote to explain for each applicable stock issuance in exchange for a note receivable that the previous sale of shares and related promissory note had been cancelled and state the date of cancellation.

Response: The Company has revised the footnote as requested. See page F-30 of Amendment No. 2.

If you have any questions concerning the above, please call the undersigned.

Very truly yours,

Warren J. Archer

WJA/tms

Enclosures
cc: Mr. Gregory Dundas
    Mr. Robert Littlepage
    Mr. Joseph Cascarano
    Mr. Andrew Fellner

2013 Stock Sales @ $.04 and $.01			
Company	**Shares**	**Cash**	
Greenberg, David	3,250,000.00	50,000.00	
DGI, LLC	5,000,000.00	20,000.00	
JDI, LLC	12,000,000.00		
Franklin	1,000,000.00		
Whitelead LLC	5,000,000.00		
Knotfloat @ $.01	2,500,000.00	25,000.00	
		95,000.00	
Cash			
consult Agrmt		40,000.00	
Total Cash 2013		<u>135,000.00</u>	<u>135,000.00</u>

2014 Stock Sales @ $.001			
Company	**Shares**	**Cash**	
Continential	750,000,000.00	75,000.00	
Tide Pool Ventures	80,000,000.00	8,000.00	
Beaufort	500,000,000.00	50,000.00	
DGI	150,000,000.00	15,000.00	
Beaufort	370,000,000.00	37,000.00	
Fisher	100,000,000.00	10,000.00	
AGS Capital	454,000,000.00	45,400.00	
INET Capital	125,000,000.00	12,500.00	
Liquid Management	125,000,000.00	12,500.00	
Redwood	1,000,000,000.00	100,000.00	
Beaufort	200,000,000.00	20,000.00	
Cesar Capital	440,000,000.00	44,000.00	
Whitehead	200,000,000.00	20,000.00	
Barry Sheerman	50,000,000.00	5,000.00	
Jason Sunstein	250,000,000.00	25,000.00	
Redwood	500,000,000.00	50,000.00	
Global Partners (Bill)	100,000,000.00	10,000.00	
DGI	300,000,000.00	30,000.00	
Whitehead	900,000,000.00	90,000.00	
Eastmore Capital	600,000,000.00	60,000.00	
Global Partners, Inc.	100,000,000.00	10,000.00	
Leland Martin	100,000,000.00	10,000.00	
Nancy Fisher	100,000,000.00	10,000.00	
Daryl Tirico	200,000,000.00	20,000.00	

Beaufort	600,000,000.00	60,000.00	
AGS Capital	500,000,000.00	50,000.00	
Rock Center	250,000,000.00	25,000.00	
Angel/Franklin	100,000,000.00	10,000.00	
Tide Pool Ventures	250,000,000.00	25,000.00	
Eric Lowrey	1,000,000.00	100.00	
Redwood	750,000,000.00	75,000.00	
Daryl Tirico	200,000,000.00	20,000.00	
La Jolla Side	600,000,000.00	60,000.00	
Leland	250,000,000.00	25,000.00	
AGS Capital	500,000,000.00	50,000.00	
AGS Capital	800,000,000.00	80,000.00	
Redwood Mgmt LLC	1,000,000,000.00	100,000.00	
Redwood Mgmt LLC	500,000,000.00	50,000.00	
Redwood Mgmt LLC	1,500,000,000.00	150,000.00	
Madison Park	250,000,000.00	25,000.00	
Madison Park	250,000,000.00	25,000.00	
Beaufort	1,100,000,000.00	110,000.00	
Global Partners	200,000,000.00	20,000.00	
Redwood Mgmt	1,000,000,000.00	100,000.00	
Redwood Mgmt	500,000,000.00	50,000.00	
NF	100,000,000.00	10,000.00	
Six Twenty Cap	250,000,000.00	25,000.00	
DGI, LLC	300,000,000.00	30,000.00	
AGS Capital	1,000,000,000.00	100,000.00	
Beaufort	900,000,000.00	90,000.00	
DGI	700,000,000.00	70,000.00	
Stagnitto	600,000,000.00	60,000.00	
Global Partners	200,000,000.00	20,000.00	
Barry Sheer	100,000,000.00	10,000.00	
Stagnitto	400,000,000.00	40,000.00	
DGI	700,000,000.00	70,000.00	
Chuck Bastyr	100,000,000.00	10,000.00	
M. Sherman	50,000,000.00	5,000.00	
Sunstein Trust	250,000,000.00	25,000.00	
AGS Capital	2,500,000,000,000.00	250,000.00	
Global Capital	200,000,000.00	20,000.00	
DGI	700,000,000.00	70,000.00	
Total Cash 2014	2,525,345,000,000.00	2,784,500.00	2,784,500.00
Combined year Cash			2,919,500.00